GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

July 8, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

RE:	Great-West Life & Annuity Insurance Company (“Great-West” or “Registrant”)
Initial Registration Statement on Form S-1 (File No. 333- )

Dear Commissioners:

On behalf of the above-named Registrant, filed herewith is one electronically formatted copy of the above-captioned initial registration statement (“Registration Statement”) under the Securities Act of 1933 (“Securities Act”).

The requisite filing fee in the amount of $5,805 was wired on June 21, 2011. The confirmation number is 110621012738.

Registrant is filing the Registration Statement for the purpose of registering a new Group Fixed Deferred Annuity Certificate to be issued by Great-West.

As soon as practicable prior to the effective date of the Registration Statement, Registrant will amend the Registration Statement to include:

any exhibits required by Form S-1 that have not yet been filed, and any disclosure changes made in response to staff comments.

At the appropriate time, Registrant and its principal underwriter will request acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 under the Securities Act.

Please direct any question or comment to me at 303-737-2013 or to Stephen E. Roth of Sutherland at 202-383-0158.

Very truly yours,

/s/ Keith E. Grindstaff

Keith E. Grindstaff

Lead Counsel